OFA Group

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

VIA EDGAR

December 30, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Cara Wirth

Re:	OFA Group
Amendment No.1 to Registration Statement on Form F-1
Filed September 26, 2025
File No. 333-289618

Ladies and Gentlemen:

OFA Group (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 2, 2025, regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company to the Commission on September 26, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar an Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) with this response letter.

Amendment No.1 to Registration Statement on Form F-1|

Prospectus Summary, page 1

1.	We note your response to prior comment 1 and reissue in part. Please disclose the identities of your qualified third-party custodians. In addition, you disclose that you plan on “originating mortgages that are recorded on-chain and represented by Real World Asset (RWA) tokens.” Please clarify if these mortgages will exist in two forms, a “smart contract” version and a “paper-based” version, and if the former, please disclose which financial institutions, if any, have agreed to assist with originating smart contract mortgages. Similarly, please disclose which “regulators, auditors, and investors” have agreed to hold or review smart contract mortgages. If you currently do not have partners for these RWA token represented smart contract mortgages, please disclose as much. In addition, please disclose if the RWA tokens are purely internal and whether they will be held by a third-party custodian.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 2 and 79 of the Amendment No. 2.

Recent Developments, page 2

2.	We note your response to prior comment 2 and reissue in part. Please disclose your allocation ranges, target distribution percentages, and minimum liquidity thresholds, so that potential investors can better assess the potential impact of your crypto-treasury strategy on your business.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 7, 8, 79 and 80 of the Amendment No. 2.

Risk Factors

Risks Related to Our Cryptocurrency Treasure Strategy, page 43

3.	We note your response to prior comment 4 and reissue in part. While we acknowledge the addition of the first paragraph, the remainder of the risk factor is focused on bitcoin alone. As one example only, for illustrative purposes, you state “bitcoin does not pay interest or other returns...” by contrast you do not disclose any information around Solana and SUI being “proof-of-stake” tokens that are able to generate interest. Please amend this risk factor, or consider drafting separate risk factors, to highlight the unique risks of each proposed crypto-treasury asset. In addition, please update your Risk Factor Summary section on page 6 to reflect the changes to this sub-section heading.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 11 and 49 - 52 of the Amendment No. 2.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lijia Sanchez, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Li Hsien Wong
Name:	Li Hsien Wong
Title:	Chief Executive Officer

cc:	Lijia Sanchez, Esq.